Exhibit 99.1

Vermilion Energy Inc. Announces Board of Directors Appointment

CALGARY, March 10, 2014 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We" or "Our") (TSX: VET) (NYSE: VET) is pleased to announce that our Board of Directors has approved the appointment of Ms. Sarah Raiss to our Board of Directors and to Vermilion's Governance and Human Resources Committee.

From 2000 to 2011, Ms. Raiss was Executive Vice President for TransCanada Corporation where she was responsible for a broad portfolio including organizational excellence, enhancing corporate culture, human resources, information systems, aviation, building, office services, real estate, and communications. Prior to TransCanada, Ms. Raiss had a consulting firm specializing in strategy, culture change and merger integration. Ms. Raiss has held various senior positions with firms in the telecommunications industry including Ameritech (now AT&T).

Ms. Raiss holds a B.Sc. in Applied Mathematics and an MBA, both from the University of Michigan. She has completed several courses including: "Creating Value Through Finance" at Wharton School of the University of Pennsylvania, Harvard University's "Making Corporate Boards More Effective", and the Institute of Corporate Directors' (ICD) Directors' Education Program, through which she earned the ICD.D designation.  In 2003, the year of its inception, and in 2004, 2005 and 2006, Ms. Raiss was named to Canada's Most Powerful Women Top 100, and in 2007 was inducted into the Top 100 Hall of Fame.

We look forward to the contribution Ms. Raiss will make to our Board of Directors and the ongoing success of Vermilion.

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of approximately 5% along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield in excess of 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all stakeholders, featuring an 20-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, Chief Executive Officer;
Anthony Marino, President & COO;
Curtis W. Hicks, C.A., Executive VP & CFO;
and/or Dean Morrison, Director - Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 09:00e 10-MAR-14